Exhibit 20

               Merrimac Enters Into Stock Purchase Agreement With
                           Filtran Microcircuits Inc.


West Caldwell, N.J., December 16, 1998: Merrimac Industries, Inc. (Amex: MRM) announces that it has entered into a stock purchase agreement to acquire Filtran Microcircuits Inc. ("Filtran") of Ottawa, Ontario, Canada, a leading manufacturer of microwave micro circuitry. The cost of the acquisition to Merrimac should be approximately $4.7 million. The transaction is subject to satisfactory completion of due diligence by Merrimac, customary conditions and is anticipated to be completed in January 1999.

Chairman and CEO Mason N. Carter commented: "A leading source for the manufacture of micro circuitry, Filtran is a strategic fit for our `Goal of Profitable Growth'. Their core competency is providing precise solutions to fine line micro circuitry applications. Filtran's performance is clearly recognized as best in class.

"Filtran has significant growth prospects within its served market segments and well-established key account customer base. Merrimac will benefit from applying their expertise in many of our focused market segments and product developments including high frequency applications and our proprietary Multi-Mix(TM) Microtechnology.

"Multi-Mix(TM) Microtechnology allows Merrimac and its customers to configure a modular approach to sub-assembly design. The development of our On-Line Co-Design(TM) Internet Design System will permit greater added value to key accounts and strengthen the working relationships with microwave designers. Filtran can play an integral role in this design concept with certain advanced processing technologies. Filtran will allow Merrimac to offer an extended product line into higher frequencies with its 1 mil +/- 0.2 mils capability. Filtran is an industry leader in gold plating of high frequency circuitry. This gold-plated, wire-bondable circuitry will be necessary for future circuit structures."

Filtran produces microstrip, bonded stripline and thick metal-backed Teflon
(PTFE) circuits for satellite, aerospace, telecommunications, automotive, navigation and defense applications worldwide. They are an innovative, technically strong group, which includes some of the most creative scientists in the microwave circuit industry. Serving its diverse clientele since 1983, Filtran has earned a reputation for producing technically intricate circuits and superior quality workmanship.

In mission-critical applications like aerospace, air traffic control and search and rescue, microwave circuitry must be reliable. Filtran delivers the precision and performance that is required. Their stringent program of in-process controls results in high yields on the most complex circuits.

Mr. Carter went on to state: "Filtran will continue to operate independently led by CEO Craig Sutton and President Dr. K. Ramachandran." Mr. Sutton then commented: "Filtran's advanced circuit technologies complement Merrimac's RF and microwave expertise. I am especially excited to participate in the development and growth of their Multi-Mix(TM) Microtechnology. I see plenty of benefit to our mutual customers - not only in the capabilities offered, but also in the ease of use of the On-line Co-Design(TM) approach. Filtran is well positioned to offer expertise in the design for manufacture, fabrication and assembly of microwave components. Working together, our two companies are definitely stronger."

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 160 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                  Fax:                  (973) 882-5989
         Chairman and CEO                 Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202  Internet: http://www.merrimacind.com


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